

10035409 ...OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 51002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eagle One Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 WEST VIEW COURT
(No. and Street)

WASHINGTON (City) IA (State) 52353 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVE PAULSON 701-223-5394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

PO BOX 1914 (Address) BISMARCK (City) ND (State) 58502 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/15/2010

OATH OR AFFIRMATION

I, DAVE PAULSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAGLE ONE INVESTMENTS, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


KIM KLUNDT
Notary Public
State of North Dakota
My Commission Expires Nov. 16, 2015

Signature

TREAS.

Title

2/26/10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAGLE ONE INVESTMENTS, LLC

Table of Contents


EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Members
Eagle One Investments, LLC
Washington, Iowa

We have audited the accompanying statements of financial condition of **Eagle One Investments, LLC** as of December 31, 2009 and 2008, and the related statements of operations, members' equity and other comprehensive income, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Eagle One Investments, LLC** as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

Eide Bailly LLP

Fargo, North Dakota
February 24, 2010

www.eidebailly.com

1730 Burnt Boat Loop, Ste. 100 | P.O. Box 1914 | Bismarck, ND 58502-1914 | T 701.255.1091 | F 701.224.1582 | EOE

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents		
Unrestricted	$ 1,097,158	$ 1,496,689
Restricted	50,000	50,000
	1,147,158	1,546,689
Receivables		
Trade	341,786	305,052
State tax refund	48,870	-
Interest on state tax refund	12,750	-
Sales representatives and financial institutions	19,080	35,366
Related entities	803	4,064
Investments	5,946	7,413
Prepaid expenses	12,000	7,770
Other	314	6,785
Total current assets	1,588,707	1,913,139
SALES REPRESENTATIVE RECEIVABLE - LONG-TERM	36,817	46,028
EQUIPMENT, at cost		
Leasehold improvements	14,762	14,762
Computer and office equipment	52,219	109,580
	66,981	124,342
Accumulated depreciation/amortization	(40,715)	(98,614)
	26,266	25,728
	$ 1,651,790	$ 1,984,895
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - vendor	$ 13,981	$ 49,883
Accrued commissions and rents	377,944	348,445
Other accrued liabilities	4,454	66,145
Total current liabilities	396,379	464,473
MEMBERS' EQUITY		
Members' equity	1,252,765	1,516,309
Accumulated other comprehensive income		
Unrealized gains on securities	2,646	4,113
Total members' equity	1,255,411	1,520,422
	$ 1,651,790	$ 1,984,895

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
OPERATIONS		
REVENUE		
Commissions	$ 5,344,487	$ 8,360,344
Interest	99,587	235,829
Miscellaneous	29,389	165,530
	5,473,463	8,761,703
EXPENSES		
Commissions and rents	4,473,662	7,261,343
Management service fees	540,000	645,000
Vendor charges and fees	127,103	214,153
Professional services	66,512	94,790
Dues, fees and subscriptions	53,701	54,474
Conventions and meetings	47,748	88,224
Telephone and internet service	43,419	59,370
Office rent and utilities	42,173	41,887
Consulting	41,592	57,672
Life and health insurance - owners	26,380	26,741
Office and computer supplies	20,606	17,530
Postage	19,203	23,165
Licensing and filing	18,256	20,854
Bad debt	17,013	-
Software rental	13,913	11,906
Guaranteed payments	13,000	21,000
Travel	12,579	20,173
Maintenance	10,676	13,081
Depreciation and amortization	7,102	8,795
Equipment rental	6,150	7,626
Insurance	5,973	5,861
Meals and entertainment	4,021	2,888
Advertising	3,497	23,784
State business taxes (refunds)	(44,822)	16,089
Miscellaneous	4,320	17,809
	5,573,777	8,754,215
Net income (loss) from operations	(100,314)	7,488
OTHER INCOME (LOSS)		
Proceeds from life insurance	-	1,056,000
Loss on settlement of claims	(418,548)	(188,033)
	(418,548)	867,967
NET INCOME (LOSS)	$ (518,862)	$ 875,455

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF MEMBERS' EQUITY AND OTHER COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2009 AND 2008

	Members' Equity	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE - DECEMBER 31, 2007	$ 538,557	$ 11,547	$ 550,104
Comprehensive income			
Net income	875,455	-	875,455
Unrealized loss on marketable securities	-	(7,434)	(7,434)
Total comprehensive income			868,021
Member units issued	139,700	-	139,700
Member distributions	(37,403)	-	(37,403)
BALANCE - DECEMBER 31, 2008	1,516,309	4,113	1,520,422
Comprehensive income			
Net loss	(518,862)	-	(518,862)
Unrealized loss on marketable securities	-	(1,467)	(1,467)
Total comprehensive income			(520,329)
Member units issued	263,478	-	263,478
Member units redeemed	(8,160)	-	(8,160)
BALANCE - DECEMBER 31, 2009	$ 1,252,765	$ 2,646	$ 1,255,411

See Notes to Financial Statements

EAGLE ONE INVESTMENTS, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
OPERATING ACTIVITIES		
Net income (loss)	$ (518,862)	$ 875,455
Charges and credits to net income (loss) not affecting cash		
Depreciation and amortization	7,102	8,795
Loss on disposal of equipment	-	197
Changes in assets and liabilities		
Receivables	(69,596)	80,737
Prepaid expenses	(4,230)	(4,155)
Other	6,471	(4,087)
Accounts payable - vendor	(35,902)	41,040
Accrued commissions and rents	29,499	(195,131)
Accrued liabilities	(61,691)	6,834
NET CASH FROM (USED FOR) OPERATING ACTIVITIES	(647,209)	809,685
INVESTING ACTIVITIES		
Proceeds from sale of equipment	-	500
Purchase of equipment	(7,640)	-
NET CASH FROM (USED FOR) INVESTING ACTIVITIES	(7,640)	500
FINANCING ACTIVITIES		
Proceeds from issuance of member units	263,478	139,700
Payment for member units redeemed	(8,160)	-
Member distributions	-	(37,403)
NET CASH FROM FINANCING ACTIVITIES	255,318	102,297
NET CHANGE IN CASH AND CASH EQUIVALENTS	(399,531)	912,482
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,546,689	634,207
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,147,158	$ 1,546,689

See Notes to Financial Statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Eagle One Investments, LLC (Company) was formed March 30, 1998 as an Iowa company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company has offices in North Dakota and Iowa and has sales representatives in California, Colorado, Illinois, Indiana, Iowa, Michigan, Minnesota, Mississippi, Nebraska, North Dakota, and Wisconsin. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Security Transactions and Trade Date Basis Securities Purchases

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are generally received within thirty days from the date of the sale of the related investments. The Company does not charge interest and does not require collateral on accounts receivable.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. The Company's federal income tax returns prior to fiscal year 2006 are closed. The Company has amended several of its state income tax returns in California. The Company's California state income tax returns for the years 2002-2009 are currently open for examination or audit.

During 2009, the Company implemented FASB ASC 740-10 (formerly Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*). In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2009 the Company had no tax positions that would not be upheld under examination.

Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December 31, 2009 and 2008, there were no interest or penalties recorded in the accompanying financial statements.

(continued on next page)

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Advertising

Costs for advertising are expensed as incurred. Advertising costs totaled $3,497 and $23,784 in 2009 and 2008, respectively.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company's cash balance is maintained in various bank deposit accounts. One of these accounts is periodically in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all temporary, highly liquid investments and all certificates of deposit to be cash equivalents.

Depreciation and amortization

Depreciation and amortization are computed using accelerated and straight-line methods over the following estimated useful lives:

Leasehold improvements	39.5 years
Computer and office equipment	5-7 years

Reclassifications

Certain amounts have been reclassified in the 2008 financial statements to be comparative with amounts reported in 2009. These reclassifications have no net effect on members' equity or net income for 2008.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued.

(continued on next page)

NOTE 2 - STATE BUSINESS TAX

During 2008, the Company paid a special state business tax in the State of California, which was based on a percentage of gross annual revenues of the Company. The State of California amended their tax computation in 2009 resulting in lower taxes for the Company. The Company received notice that the State of California was refunding the taxes previously paid by the Company with interest. A claim for refund has been filed by the Company for all eligible years. Subsequent to year-end, the Company received $48,870 for taxes previously paid and related interest of $12,750 for the tax years 2002 through 2008. These amounts are recorded as receivable at December 31, 2009.

NOTE 3 - FAIR VALUE OF ASSETS

Assets measured at fair value on a recurring basis at December 31, 2009 and 2008, respectively, are as follows:

Available for Sale Securities	Cost	Gross Unrealized Gain	Fair Value
December 31, 2009			
NDAQ (NASD Stock)	$ 3,300	$ 2,646	$ 5,946
December 31, 2008			
NDAQ (NASD Stock)	$ 3,300	$ 4,113	$ 7,413

The Company identifies cost on the first-in first-out method.

The related fair values of these assets are determined as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Observable (Level 2)	Unobservable Inputs (Level 3)
December 31, 2009			
Available-for-sale securities	$ 5,946	$ -	$ -
December 31, 2008			
Available-for-sale securities	$ 7,413	$ -	$ -

The fair value for available-for-sale securities is determined by reference to quoted market prices.

Unrealized losses of $1,467 in 2009 and $7,434 in 2008 are reported in the statements of members' equity and other comprehensive income as a component of other comprehensive income.

(continued on next page)

NOTE 4 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker, mutual funds and annuity issuers relating to customer securities transactions introduced by the Company.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2009 and 2008, the Company's net capital ratio, net capital, and net capital requirements were as follows:

	2009	2008
Net capital ratio	.38:1	.73:1
Net capital	$ 1,046,398	$ 1,365,365
Net capital requirement	$ 50,000	$ 66,298

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $50,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

(continued on next page)

NOTE 7 - RELATED PARTY TRANSACTIONS

Management Services Agreement

The Company has entered into a management services agreement with EOI Management, Inc., a company related through common ownership. Under the terms of the agreement, EOI Management, Inc. is responsible for the Company's accounting, recordkeeping, determination of commissions, marketing support, compliance monitoring and testing, and various consultation, training, and assistance to be provided to the Company's agents and their customers. Commission amounts paid or owed to the Company's sales agents are determined by EOI Management, Inc. but continue to be paid directly by the Company. This agreement will expire on December 31, 2010 unless extended. During 2009 and 2008, the Company paid $540,000 and $645,000, respectively, in management service fees to EOI Management, Inc. for these services based on varying monthly amounts.

Office Lease

The Company leases office space under a monthly operating lease agreement with EOI Management, Inc. Terms of the lease call for monthly payments of $2,000 and payment of all real estate taxes and utilities. This lease will expire on December 31, 2010 unless extended. Office lease payments to EOI Management, Inc. totaled $24,000 each year in 2009 and 2008.

Commissions

Commissions paid to members of the Company totaled $2,015,214 and $3,367,979 in 2009 and 2008, respectively.

Guaranteed Payments

The Company made guaranteed payments of $1,000 to each of thirteen board members for the year ended December 31, 2009 and made guaranteed payments of $1,500 to each of fourteen board members for six months of 2008. Guaranteed payments totaled $13,000 and $21,000 in 2009 and 2008, respectively.

Payable to Members

At December 31, 2008, the Company owed $43,845 to three members for funds deposited by the members prior to equity contributions being received by the Company in late December. These funds were returned to the three members in January 2009.

Receivables from Sales Representatives

At December 31, 2008, the Company had receivables totaling $72,225 from two of the Company's sales representatives for client settlements paid by the Company on behalf of the sales representatives. During 2009, the Company wrote off the receivable from one of the sales representatives and received partial payments from the other sales representative. Payments are expected to be received monthly from the sales representative until the amounts are paid in full. At December 31, 2009, the Company had receivables totaling $46,028 from the sales representative.

(continued on next page)

NOTE 8 - MEMBERS' EQUITY

The Company's Operating Agreement provides for three classes of membership interest: Series A, Series B and Series C. Only Series A members may vote or participate in the management of the Company. Each Series A member has only one vote, regardless of the amount of their capital contribution or the number of units owned. All classes share in the profits, losses and distributions of the Company according to their respective membership interest. Each member's liability is limited to the amount of their contribution.

A summary of membership interests by class at December 31, 2009 and 2008 is as follows:

	2009		2008	
	Units	Cost	Units	Cost
Membership interests				
Series A	130,000	130,000	140,000	140,000
Series B	191,746	255,656	228,046	325,676
Series C	388,474	388,474	125,000	125,000
	710,220	774,130	493,046	590,676

Members may transfer units with the prior written consent of the Board to any permitted transferee without triggering an option to purchase. The Company may have an option to purchase shares from members or members' successors or assigns upon the occurrence of certain events as defined by the Operating Agreement.

NOTE 9 - LIFE INSURANCE

The Company is the beneficiary to various life insurance policies on several members of the Company. These policies are term life policies and have no cash surrender value. During 2008, the Company received life insurance proceeds totaling $1,056,000 upon the death of one of its insured members. The face value of the remaining policies on members totaled $4,772,000 at December 31, 2009 and 2008.

NOTE 10 - OPERATING LEASES

The Company leases software under a monthly operating lease. A portion of the lease payments are reimbursed to the Company from sales representatives utilizing the software. Payments under this lease, after reimbursements from sales representatives, totaled $13,913 and $11,906 in 2009 and 2008, respectively.

The Company leases office and computer equipment under monthly operating leases. Payments under these leases totaled $6,150 and $7,626 in 2009 and 2008, respectively.

NOTE 11 - RESTRICTED CASH BALANCE

Under the terms of the Company's clearing agreement with Mesirow Financial, the Company is required to maintain a balance of at least $50,000 in a deposit account at Mesirow Financial. Funds in the account may be used to cover any insufficiency in the Reserve for Bad Debt Account, as defined by the agreement. At December 31, 2009 and 2008, the Company had a restricted cash balance of $50,000 under this agreement.

(continued on next page)

NOTE 12 - SETTLEMENT OF CLAIMS

During 2008, the Company was named as a defendant in multiple lawsuits involving charges of misconduct by a former officer of the company. Due to the uncertain nature of the claims in the prior year, no provision was made in the financial statements for any liability for the lawsuits or general allegations of misconduct at December 31, 2008. During 2009, the Company settled all claims resulting from these charges. The resulting loss from the settlement of these claims consists of the following:

	2009	2008
Funds received:		
Proceeds from fidelity bond insurance	$ 820,032	$ -
Legal fee reimbursement	96,406	-
Settlement from other parties	553,970	-
Total funds received	1,470,408	-
Funds paid:		
Settlement of client claims	1,570,000	-
Legal fees	316,996	167,118
Consulting fees	1,960	20,915
Total funds paid	1,888,956	188,033
Net loss on settlement of litigation	$ (418,548)	$ (188,033)

NOTE 13 - CONTINGENCIES

Arbitration

Subsequent to year-end, the Company was notified that it had been named as a party in a FINRA arbitration hearing involving claims of four clients relating to losses incurred from investments in a specific product. These claims currently total approximately $160,000. The Company believes the claims are without merit and intends to vigorously contest the claims at the arbitration hearing. No loss provision has been recorded in the financial statements for 2009 due to the uncertainty involved in the outcome of the arbitration.

Insurance Settlement

Subsequent to year-end, the Company also received a global settlement offer of approximately $102,000 relating to claims made to the fidelity bond company for losses relating to client settlements in 2009 in exchange for releasing the fidelity bond company from any further liability for the clients involved. The Company is still considering whether to accept this offer.

EAGLE ONE INVESTMENTS, LLC

SUPPLEMENTARY INFORMATION

EAGLE ONE INVESTMENTS, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL	
Total members' equity from the statement of financial condition	$ 1,255,411
Deductions	
Nonallowable assets:	
Net commissions receivable in excess of liabilities	(30,945)
Receivables from non-customers	(117,517)
Haircuts on securities	(19,793)
Clearing firm unsecured debits	(1,375)
Receivables from related entities	(803)
Equipment	(26,266)
Prepaid expenses and other assets	(12,314)
Net capital	$ 1,046,398
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $50,000	$ 50,000
Excess net capital	$ 996,398
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$ 1,006,760
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ 396,379
Ratio of aggregate indebtedness to net capital	.38:1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 1,046,398
Net year end adjustments	-
	$ 1,046,398


EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Eagle One Investments, LLC
Washington, Iowa

In planning and performing our audit of the financial statements of **Eagle One Investments, LLC** as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rude 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

1730 Burnt Boat Loop, Ste. 100 | P.O. Box 1914 | Bismarck, ND 58502-1914 | T 701.255.1091 | F 701.224.1582 | EOE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 24, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 24, 2010

EAGLE ONE INVESTMENTS, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008